SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)

Equity One, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

294752100

(CUSIP Number)

Gazit-Globe Ltd.

1 Hashalom Road

Tel-Aviv, Israel 67892

Tel: (03) 694-8000

Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294752100	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
357,404 (1) (2)
	8	SHARED VOTING POWER

49,632,507
	9	SOLE DISPOSITIVE POWER

258,242
	10	SHARED DISPOSITIVE POWER
49,632,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
49,989,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.4%
14	TYPE OF REPORTING PERSON
IN

(1)	Includes 99,162 shares of unvested restricted stock which Mr. Katzman presently has the power to vote.
(2)	All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.

CUSIP NO. 294752100	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dor J. Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States, Canada, and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,250 (3)
	8	SHARED VOTING POWER

49,672,707 (4)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
49,672,707 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
49,677,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%
14	TYPE OF REPORTING PERSON
IN

(3)	Represents 5,250 shares of unvested restricted stock which Mr. Segal presently has the power to vote.
(4)	Includes 40,200 shares jointly held with Mr. Segal’s spouse, Erica Ottosson.

CUSIP NO. 294752100	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Erica Ottosson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Canada and Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

49,672,707 (5)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
49,672,707 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
49,672,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%
14	TYPE OF REPORTING PERSON
IN

(5)	Includes 40,200 shares jointly held with Mr. Segal.

CUSIP NO. 294752100	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

49,632,507
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
49,632,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
49,632,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

35,352,443
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
35,352,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
35,352,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

10,812,312
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
10,812,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,812,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

10,812,312
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
10,812,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,812,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

18,891,997
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
18,891,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
18,891,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN (USA) 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

5,406,380
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
5,406,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,406,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 294752100	Page 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

12,822,150
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
12,822,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
12,822,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 294752100	Page 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

14,280,064
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
14,280,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
14,280,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

8,893,208
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
8,893,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,893,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

5,386,856
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
5,386,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,386,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 294752100	Page 15

Explanatory Note: This Amendment No. 22 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Dor J. Segal, Erica Ottosson, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), Gazit First Generation LLC (“First Generation”), MGN America, LLC (“MGN-A”), MGN (USA) 2016, LLC. (“MGN USA”), MGN America 2016, LLC. (“MGN America”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 27, 2009, Amendment No. 11 to the Initial 13D, filed August 24, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010, Amendment No. 14 to the Initial 13D, filed December 23, 2010, Amendment No. 15 to the Initial 13D, filed on January 18, 2011, Amendment No. 16 to the Initial 13D, filed on April 4, 2011, Amendment No. 17 to the Initial 13D, filed on June 2, 2011, Amendment No. 18 to the Initial 13D, filed on August 26, 2011, Amendment No. 19 to the Initial 13D, filed on February 4, 2013, Amendment No. 20 to the Initial 13D, filed on September 15, 2014, Amendment No. 21 to the Initial 13D, filed on December 18, 2015 and this Amendment No. 22 shall be collectively referred to herein as the “Schedule 13D.”

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 294752100	Page 16

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US/Israel
Dor J. Segal	85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	US/Canada/Israel
Erica Ottosson	15 Mill Street Toronto ON M5A 3R6 Canada	Canada/Sweden
Gazit-Globe Ltd. (“Gazit”)	One Hashalom Road Tel Aviv, 67892 Israel	Israel
M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN (USA) 2016, LLC. (“MGN USA”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America 2016, LLC. (“MGN America”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Gazit America, Inc. (“GAA”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Ontario, Canada
Silver Maple (2001), Inc. (“Silver Maple”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Nevada
Ficus, Inc. (“Ficus”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Delaware

CUSIP NO. 294752100	Page 17

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Norstar Holdings Inc., Chairman of Gazit, and Chairman of the Board of the Issuer.
Dor J. Segal	Dor J. Segal is the Executive Vice-Chairman of Gazit, Chairman of First Capital Realty, Vice-Chairman of Norstar Holdings, Inc., and Deputy Chairman and Director of the Issuer.
Erica Ottosson	Erica Ottosson is a gallery director.
Gazit-Globe Ltd. (“Gazit”)	Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT”. Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers.
M G N (USA) INC. (“MGN”)	MGN invests in real estate related businesses, including the businesses of its affiliates, engaged in the acquisition, development and management of income producing properties in the US and Brazil. MGN is a wholly-owned subsidiary of Gazit.
GAZIT (1995), INC. (“1995”)	1995 invests in real estate related businesses, including the businesses of its affiliates. 1995 is a wholly-owned subsidiary of MGN.
Gazit First Generation LLC (“First Generation”)	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly owned subsidiary of 1995.
MGN America, LLC (“MGN-A”)	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a subsidiary owned by MGN and 1995.
MGN (USA) 2016, LLC. (“MGN USA”)	MGN USA invests in real estate related businesses, including the businesses of its affiliates. MGN USA is a wholly-owned subsidiary of MGN.
MGN America 2016, LLC. (“MGN America”)	MGN America invests in real estate related businesses, including the businesses of its affiliates. MGN America is a wholly-owned subsidiary of MGN-A.
Gazit America, Inc. (“GAA”)	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly-owned subsidiary of Gazit.
Silver Maple (2001), Inc. (“Silver Maple”)	Silver Maple invests in real estate related businesses, including the businesses of its affiliates. Silver Maple is a wholly-owned subsidiary of GAA.
Ficus, Inc. (“Ficus”)	Ficus invests in real estate related businesses, including the businesses of its affiliates. Ficus is a wholly-owned subsidiary of GAA.

CUSIP NO. 294752100	Page 18

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Dor J. Segal, Executive Vice Chairman of the Board of Directors 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Chairman of First Capital Realty	First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	US, Canada, Israel
Yair Orgler, Director Mordechai Maier 7/19, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel
Haim Ben-Dor, Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Haim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel
Zehavit Cohen, Director	Managing Partner	Apax Partners Israel Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel Berkovich 4, the MuseumTower, 22 Fl., Tel Aviv, 6423806 Israel	Israel
Noga Knaz, Director 6 Sasha Argov Street, Tel-Aviv, Israel	General Manager	Rosario Capital Ltd. 2 Weitzman St., Amot Investment Tower Tel Aviv, Israel 64239	Israel

CUSIP NO. 294752100	Page 19

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Douglas Sesler Director	Private Real Estate Investor; Executive Vice President for Real Estate, Macy's, Inc.	54 Northway Bronxville, NY 10708	US
Ronnie Bar-On Director	Corporate Director	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Rachel Lavine Director Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	CEO and Director, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Adi Jemini, Chief Financial Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Chief Financial Officer, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Liad Barzilai Vice President and Chief Investment Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Chief Investment Officer, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Gazit is traded on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT.” Approximately 50.8% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR.” Chaim Katzman, Chairman of the Board of Directors of Gazit, controls 43% of the ordinary shares of Norstar (including 18.2% of its ordinary shares held by First U.S. Financial, LLC, or FUF) and is Chairman of the Board of Norstar. Dor J. Segal, Executive Vice-Chairman of Gazit and Vice-Chairman of Norstar, holds 8.8% of the ordinary shares of Norstar and Erica Ottosson (wife of Mr. Segal) holds 5.8% of the ordinary shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement (the “Shareholders Agreement”), with respect to their outstanding shares in Norstar (see Item 6 below). Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may deemed to control Gazit while Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of Gazit. The public stockholders of Gazit own approximately 49% of the Ordinary Shares.

CUSIP NO. 294752100	Page 20

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Bat-Ami Katzman-Gordon Director c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Project Manager, Cancer Genomics; University of Miami, Miami, Florida	Bat-Ami Katzman c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US
Dor J. Segal, Vice Chairman of the Board of Directors and CEO c/o First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Chairman of First Capital Realty Inc.	First Capital Realty Inc. 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	US, Canada, Israel
Juda Elrich Director 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Elrich 18, Herzfeld Street, Kiryat Ono, Israel	Israel
Eli Shahar Director; 36 Shai Agnon Tel-Aviv, Israel	Corporate Consultant	Eli Shahar 36 Shai Agnon Tel-Aviv, Israel	Israel

CUSIP NO. 294752100	Page 21

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Aviad (Adi) Armoni Director 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel
Dina Ben-Ari Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Varda Zuntz Norstar Israel, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Norstar	Norstar Israel, Ltd. 1 Hashalom Road Tel Aviv, 67892	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Zvi Gordon Chief Investment Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President of Mergers and Acquisitions	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

CUSIP NO. 294752100	Page 22

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A, and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President and Director
Dor J. Segal* Executive Vice President and Director
Rachel Lavine* Director
Adi Jemini,* Chief Financial Officer

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to MGN America and MGN USA

Name, Position with MGN America, and MGN USA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President
Dor J. Segal* Executive Vice President
Adi Jemini* Chief Financial Officer, Treasurer and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal* President and Chairman, Director
Chaim Katzman* Director
Rachel Lavine* Director
Alex Correia Secretary and Director	Company Secretary	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Canada

Covered Persons with Respect to Silver Maple and Ficus

Name, Position with Silver Maple and Ficus & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal* President and Director
Chaim Katzman* Director
Rachel Lavine* Director
Alex Correia** Executive Vice President and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

**	See information provided for Covered Persons with Respect GAA, above.

CUSIP NO. 294752100	Page 23

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

On November 14, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Regency Centers Corporation, a Florida corporation (“Regency”), pursuant to which the Issuer will merge with and into Regency, with Regency surviving the merger (the “Merger”). The Merger Agreement provides, among other things, that at the effective time of the Merger, each share of the Issuer’s common stock, par value $0.01 (the “Issuer Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than shares of the Issuer owned directly by the Issuer or by Regency, and in each case not held on behalf of third parties) will be converted into the right to receive 0.45 of a newly issued share of common stock of Regency, par value $0.01 (“Regency Common Stock”). The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 3 and incorporated herein by reference.

Also on November 14, 2016, concurrently with the execution of the Merger Agreement, Gazit, MGN-A, First Generation, Silver Maple, MGN, MGN America, MGN USA and Ficus (together, the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with Regency. Pursuant to the Voting Agreement, among other things, the Stockholders agreed that they will vote the shares of the Issuer Common Stock beneficially owned by them:

(i)	in favor of approval of the Merger; and

(ii)

against (a) any Acquisition Proposal, Acquisition Agreement (each as defined in the Merger Agreement) or any of the transactions contemplated thereby, (b) any action which would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (c) any action which would reasonably be expected to result in a material breach of any representation, warranty, covenant or agreement of the Issuer in the Merger Agreement.

In addition, except for a Permitted Transfer (as defined in the Voting Agreement) the Stockholders agreed not to transfer any of the Issuer Common Stock or deposit any of the Issuer Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy (except as otherwise provided therein) or power of attorney with respect thereto.

The Voting Agreement automatically terminates upon the earliest of:

(i)	the effective time of the Merger;

(ii)	the delivery of written notice by Gazit to Regency at any time following a Change in Eagle Recommendation (as defined in the Merger Agreement) made in compliance with the Merger Agreement;

(iii)	the date and time the Merger Agreement shall have been terminated pursuant to Article VII thereof; and

(iv)	the mutual written consent of the parties to terminate the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 4 and incorporated herein by reference.

CUSIP NO. 294752100	Page 24

In addition, on November 14, 2016, the Stockholders entered into a Governance Agreement (the “Governance Agreement”) with Regency. Pursuant to the Governance Agreement, among other things, upon the completion of the Merger, the board of directors of Regency (the “Regency Board”) will appoint Mr. Katzman as a director, non-executive Vice Chairman and member of the Investment Committee of the Regency Board, and Regency is required to nominate Mr. Katzman to the Regency Board and solicit votes for his election for so long as the Stockholders and their affiliates beneficially own more than 7% of the Regency Common Stock outstanding as of immediately after the effective time of the Merger. The Governance Agreement also provides that in the event of Mr. Katzman’s death, disability, resignation or removal, or failure of Mr. Katzman to be re-elected, the Stockholders will have the right to designate a different person to be appointed the Regency Board, which person must be reasonably acceptable to the Regency Board. The Stockholders will be subject to customary standstill restrictions during the Standstill Period (as defined in the Governance Agreement) following closing and during this period the Stockholders are required to vote all shares of Regency Common Stock beneficially owned in favor of all director nominees recommended by the Board and against any proposals to remove any of Regency’s directors. In addition, pursuant to the Governance Agreement, the Stockholders will receive certain registration rights.

The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the Governance Agreement, which is filed herewith as Exhibit 5 and incorporated herein by reference.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 145,142,192 Shares issued and outstanding, as reported by the Issuer on November 2, 2016.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 49,989,911 (34.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 357,404

(ii)	Shared power to vote or to direct the vote: 49,632,507

(iii)	Sole power to dispose or to direct the disposition of: 258,242

(iv)	Shared power to dispose or to direct the disposition of: 49,632,507

Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

●	Mr. Katzman has sole voting power over 357,404 Shares and has sole dispositive power over 258,242 held directly by him and indirectly through family trusts, which he controls (not including 30,708 Shares held of record by family members); and

●	Mr. Katzman shares voting power and dispositive authority over 5,648,134 Shares with Gazit, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 10,812,312 Shares with Gazit, MGN and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

CUSIP NO. 294752100	Page 25

●	Mr. Katzman shares voting and dispositive authority over 8,893,208 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

●	Mr. Katzman shares voting and dispositive authority over 5,386,856 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

Dor J. Segal

(a)	Aggregate Number of Shares beneficially owned: 49,677,957 (34.2% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,250

(ii)	Shared power to vote or to direct the vote: 49,672,707

(iii)	Sole power to dispose or to direct the disposition of: 0

(v)	Shared power to dispose or to direct the disposition of: 49,672,707

Mr. Segal may be deemed to be a beneficial owner of Gazit. Of the Shares beneficially owned by Mr. Segal as of the date of this filing:

●	Mr. Segal has sole voting power over 5,250 Shares of unvested restricted stock.

●	Mr. Segal shares voting and dispositive authority over 40,200 Shares held jointly with Mr. Segal’s spouse, Erica Ottosson.

●	Mr. Segal shares voting and dispositive authority over 5,648,134 Shares with Gazit, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

●	Mr. Segal shares voting and dispositive authority over 10,812,312 Shares with Gazit, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

●	Mr. Segal shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

●	Mr. Segal shares voting and dispositive authority over 8,893,208 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

●	Mr. Segal shares voting and dispositive authority over 5,386,856 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be beneficial owner of.

CUSIP NO. 294752100	Page 26

(c)	Mr. Segal has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Segal.

(e)	Not applicable.

Erica Ottosson

(a)	Aggregate Number of Shares beneficially owned: 49,672,707 (34.2% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 49,672,707

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 49,672,707

Ms. Ottosson may be deemed be a beneficial owner of Gazit. Of the Shares beneficially owned by Ms. Ottosson as of the date of this filing:

●	Ms. Ottosson shares voting and dispositive authority over 40,200 Shares held jointly with Mr. Segal.

●	Ms. Ottosson shares voting and dispositive authority over 5,648,134 Shares with Gazit, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

●	Ms. Ottosson shares voting and dispositive authority over 10,812,312 Shares with Gazit, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

●	Ms. Ottosson shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

●	Ms. Ottosson shares voting and dispositive authority over 8,893,208 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

●	Ms. Ottosson shares voting and dispositive authority over 5,386,856 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of.

(c)	Ms. Ottosson has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ms. Ottosson.

(e)	Not applicable.

CUSIP NO. 294752100	Page 27

Gazit

(a)	Aggregate Number of Shares beneficially owned: 49,632,507 (34.2% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 49,632,507

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 49,632,507

Of the Shares beneficially owned by Gazit as of the date of this filing:

●	Gazit shares voting and dispositive authority over 5,648,134 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	Gazit shares voting and dispositive authority over 10,812,312 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	Gazit shares voting and dispositive authority over 18,891,997 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	Gazit shares voting and dispositive authority over 8,893,208 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	Gazit shares voting and dispositive authority over 5,386,856 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Gazit has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.

CUSIP NO. 294752100	Page 28

MGN

(a)	Aggregate Number of Shares beneficially owned 35,352,443 (24.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 35,352,443

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 35,352,443

Of the Shares beneficially owned by MGN as of the date of this filing:

●	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, and Gazit, as such Shares are held directly by MGN, MGN-A and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	MGN shares voting and dispositive authority over 5,648,134 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN USA and Gazit, as such shares are held directly by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	MGN shares voting and dispositive authority over 18,891,997 Shares it beneficially owns with MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN; and

●	MGN shares voting and dispositive authority over 10,812,312 Shares it beneficially owns with 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, a wholly-owned subsidiary of MGN.

(c)	MGN has not effected any transactions in the Shares during the past 60 days, other than the contribution of 5,406,380 Shares on October 25, 2016, to its wholly-owned subsidiary MGN USA.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 10,812,312 (7.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,812,312

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,812,312

Of the Shares beneficially owned by 1995 as of the date of this filing:

●	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, MGN and First Generation as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

CUSIP NO. 294752100	Page 29

(c)	1995 has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.

First Generation

(a)	Aggregate Number of Shares beneficially owned: 10,812,312 (7.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,812,312

(iii)	Sole power to dispose or to direct the disposition of: 0

(vi)	Shared power to dispose or to direct the disposition of: 10,812,312

Of the Shares beneficially owned by First Generation as of the date of this filing:

●	First Generation shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, MGN and 1995 as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	First Generation has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by First Generation.

(e)	Not applicable.

MGN-A

(a)	Aggregate Number of Shares beneficially owned: 18,891,997 (13.0% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,891,997

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,891,997

CUSIP NO. 294752100	Page 30

Of the Shares beneficially owned by MGN-A as of the date of this filing:

●	MGN-A shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, MGN and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	MGN-A has not effected any transactions in the Shares during the past 60 days, other than the contribution of 12,822,150 Shares on October 25, 2016, to its wholly-owned subsidiary MGN America.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN-A.

(e)	Not applicable.

MGN USA

(a)	Aggregate Number of Shares beneficially owned: 5,406,380 (3.7% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,406,380

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,406,380

Of the Shares beneficially owned by MGN USA as of the date of this filing:

●	MGN USA shares voting and dispositive authority over all Shares it beneficially owns with MGN, as such Shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	MGN USA has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN USA.

(e)	Not applicable.

MGN America

(a)	Aggregate Number of Shares beneficially owned: 12,822,150 (3.7% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,822,150

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,822,150

CUSIP NO. 294752100	Page 31

Of the Shares beneficially owned by MGN America as of the date of this filing:

●	MGN America shares voting and dispositive authority over all Shares it beneficially owns with MGN and MGN-A, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	MGN America has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN America.

(e)	Not applicable.

GAA

(a)	Aggregate Number of Shares beneficially owned: 14,280,064 (9.8% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,280,064

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,280,064

Of the Shares beneficially owned by GAA as of the date of this filing:

●	GAA shares voting and dispositive authority over 8,893,208 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

●	GAA shares voting and dispositive authority over 5,386,856 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	GAA has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.

(e)	Not applicable.

CUSIP NO. 294752100	Page 32

Silver Maple

(a)	Aggregate Number of Shares beneficially owned: 8,893,208 (6.1% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,893,208

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,893,208

Of the Shares beneficially owned by Silver Maple as of the date of this filing:

●	Silver Maple shares voting and dispositive authority over 8,893,208 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is itself a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)	Not applicable.

Ficus

(a)	Aggregate Number of Shares beneficially owned: 5,386,856 (3.7% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,386,856

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,386,856

Of the Shares beneficially owned by Ficus as of the date of this filing:

●	Ficus shares voting and dispositive authority over 5,386,856 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Ficus has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)	Not applicable.

CUSIP NO. 294752100	Page 33

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit	Description
1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated January 31, 2013 (incorporated by reference to Exhibit 1 to Amendment No. 19, filed with the SEC on February 4, 2013).
2.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman , First US Financial LLC, Mr. Dor J. Segal, and Mrs. Erica Ottosson (incorporated by reference to Exhibit 2 to Amendment No.19, filed with the SEC on February 4, 2013).
3.

Agreement and Plan of Merger, dated November 14, 2016, by and between the Issuer and Regency Centers Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Equity One, Inc. with the SEC on November 15, 2016).

4.	Voting Agreement, dated November 14, 2016, by and among Regency Centers Corporation, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Regency Centers Corp with the SEC on November 15, 2016).
5.

Governance Agreement, dated November 14, 2016, by and among Regency Centers Corporation, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: November 17, 2016	By:	/s/ Chaim Katzman

DOR J. SEGAL

Date: November 17, 2016	By:	/s/ Dor J. Segal

ERICA OTTOSSON

Date: November 17, 2016	By:	/s/ Erica Ottosson

GAZIT-GLOBE, LTD.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Chairman

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

M G N (USA) INC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA, LLC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to EQY Schedule 13D/A

MGN (USA) 2016, LLC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA 2016, LLC

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT AMERICA, INC.

Date: November 17, 2016	By:	/s/ Dor J. Segal
	Name:	Dor J. Segal
	Title:	President and Chairman

Date: November 17, 2016	By:	/s/ Alex Correia
	Name:	Alex Correia
	Title:	Secretary

SILVER MAPLE (2001), INC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS, INC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to EQY Schedule 13D/A

GAZIT (1995), INC.

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT FIRST GENERATION LLC

Date: November 17, 2016	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to EQY Schedule 13D/A